Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Roman DBDR Tech Acquisition Corp. (the “Company”) on Amendment No. 3 to Form S-1, File No. 333-249330, of our report dated September 4, 2020, except the first paragraph of Note 5 and the second paragraph of Note 8 as to which the date is November 3, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as going concern, with respect to our audit of the financial statements of Roman DBDR Tech Acquisition Corp. as of August 28, 2020 and for the period from August 21, 2020 (inception) through August 28, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

November 3, 2020